[Letterhead of Davis Polk & Wardwell]

December 27, 2005

VIA EDGAR SUBMISSION, HAND DELIVERY AND FEDERAL EXPRESS

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ozark Holding Inc. Registration Statement on Form S-4 filed November 23, 2005 File No. 333-129139

Oracle Corporation Form 10-K for the Year Ended May 31, 2005 Form 10-Q for the Quarter Ended August 31, 2005 File No. 0-14376

Siebel Systems, Inc. Form 10-K for the Year Ended December 31, 2004 Form 10-Q for the Quarters Ended March 31, June 30 and September 30, 2005 File No. 0-20725

Dear Mr. Shuman:

On behalf of Ozark Holding Inc. (“New Oracle”), Oracle Corporation (“Oracle”) and Siebel Systems, Inc. (“Siebel Systems”, together with New Oracle and Oracle, collectively, the “Parties”), we have set forth below the Parties’ responses to the comments contained in the comment letter, dated December 9, 2005, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to Amendment No. 2 to New Oracle’s Registration Statement on Form S-4 (File No. 333-129139) (the “Proxy Statement/Prospectus”) filed on December 14, 2005 and Oracle’s current Report on Form 8-K furnished on December 15, 2005.

Mr. Mark P. Shuman	2	December 27, 2005
United States Securities and
Exchange Commission

New Oracle is concurrently filing via EDGAR Amendment No. 3 to the Proxy Statement/Prospectus (“Amendment No. 3”). Amendment No. 3 reflects the Parties’ responses to the Staff’s comments as well as certain updating information and conforming changes. Oracle’s 10-K/A and 10-Q/A are included as Annexes D and E to the Proxy Statement/Prospectus and are being filed via EDGAR substantially concurrently herewith. These amendments were supplementally provided to the Staff in response to the Staff’s prior comments. We are also providing courtesy copies of Amendment No. 3 and this letter, including a version of Amendment No. 3 marked to reflect changes from the December 14, 2005 filing, to Barbara C. Jacobs, Chris Davis, Mark Kronforst and Daniel Lee at the Commission.

REGISTRATION STATEMENT ON FORM S-4

Summary

Election to Receive Shares of New Oracle Common Stock, page 7

1.	In the third full paragraph on page 8 you provide a textual description of how the shares being issued to the Siebel Systems’ stockholders will be prorated if the stock consideration election is over-subscribed. Please expand to provide numerical examples of the cash and stock that the Siebel Systems’ stockholders can expect to receive as the percentage of stockholders making the stock election varies over the potential range of outcomes. For example, if 65% and 100% of the Siebel holders make the stock election, state the impact on the stock and cash to be received in numerical terms, under the assumptions concerning the relative stock prices that you have made.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 8 of Amendment No. 3 in response to the Staff’s comment.

Cautionary Statement Regarding Forward-looking Statements, page 27

2.	Please clarify your disclosure in this section to indicate that Ozark Holdings is making statements in the document. Although we recognize that the filing is a proxy statement of Siebel and the statements are also made by it, it does not appear that Oracle is making statements, but that the statements are those of Ozark Holdings. We have considered your

Mr. Mark P. Shuman	3	December 27, 2005
United States Securities and
Exchange Commission

views that your distribution of securities does not constitute an initial public offering for the purpose of the statutory safe harbor. As the document is a proxy statement of Siebel Systems we do not object to language that asserts the applicability of the statutory safe harbor to statements made by Siebel; however, we are not able to concur with your conclusion that the proposed transaction should not be viewed as an “initial public offering” by Ozark for this purpose. Ozark has not previously distributed securities to the public and distribution of securities contemplated by this registration statement constitutes your initial public offering. Please revise.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 28 of Amendment No. 3 in response to the Staff’s comment.

The Proposed Transaction

Background of the Transaction, page 28

3.	Your revised disclosure in response to comment 8 in our letter dated December 9, 2005 appears to address the considerations made by Oracle’s board of directors in proceeding with the transaction on its specific terms. You disclose generally that the competitive and market environment as well as information on the respective businesses was considered by Oracle’s board of directors. Please discuss briefly the specific underlying business conditions and strategies that are motivating Oracle to acquire Siebel Systems.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 45 of Amendment No. 3 in response to the Staff’s comment.

Opinion of Siebel Systems’ Financial Advisor, page 35

4.	The disclosure on page 37 does not appear to address fully the concern raised by prior comment 12 of our letter dated December 9, 2005. The disclosure appears to summarize the methodology used to derive the various implied values. As noted at the beginning of your analysis, the implied multiples are a function of using the merger consideration and estimated financial data as inputs in the described methodology. Our concern, however, relates to providing context to the implied multiples that were derived from the described methodology. The significance of the implied enterprise value/revenue for CY2005 of 2.7x and 2.8x is unclear and appears independently of other multiples or context of industry expectations. Please elaborate on the valuation method and the meaning of the analyses, and explain what this valuation methodology should tell investors about the purchase price for Siebel Systems.

Mr. Mark P. Shuman	4	December 27, 2005
United States Securities and
Exchange Commission

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 38 of Amendment No. 3 in response to the Staff’s comment.

5.	We note your response and revised disclosure to comment 13 in our letter dated December 9, 2005. Please further clarify your disclosure to indicate that Siebel Systems’ board of directors did not separately assess the lower premiums of this transaction when compared to the mean and median of selected transactions and explain why they did not believe this was necessary.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at pages 35 and 42 of Amendment No. 3 in response to the Staff’s comment.

Interests of Certain Persons in the Siebel Systems Merger

Pending Derivative Litigation, page 46

6.	We note the final two sentences of the fourth paragraph. Please tell us the basis for your conclusion that rights of stockholders who have instituted a derivative action will be terminated because their share ownership is ended as a consequence of a business combination. Are there judicial determinations in this respect?

Response: The Parties supplementally advise the Staff that their conclusion is based on applicable case law, including Lewis v. Ward, 852 A.2d 896, 900-03 (Del. 2004) and Lewis v. Anderson, 477 A.2d 1040, 149-50 (Del. 1984), in which the Delaware Supreme Court held that a stockholder loses standing to sue in a derivative action where the corporation is acquired during the litigation. In addition, the Parties have revised the text of the Proxy Statement/Prospectus at page 47 of Amendment No. 3 in response to the Staff’s comment.

The Merger Agreement General, page 78

7.	We refer you to the first paragraph in which you state that “[t]he following summary describes the material provisions of the merger agreement and is qualified in its entirety by reference to the [merger agreement].” As noted in comment 11 in our letter dated December 9, 2005, your disclosure should be materially complete and any qualification of such disclosure is inappropriate. Please revise.

Mr. Mark P. Shuman	5	December 27, 2005
United States Securities and
Exchange Commission

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page [78] of Amendment No. 3 in response to the Staff’s comment.

Description of Oracle Capital Stock

Oracle Preferred Stock, page 99

8.	We note your response and revised disclosure to comment nos. 17 and 18 in our letter dated December 9, 2005. In light of your removal of the information regarding the Series B and C preferred stock, please advise us of the applicability of Item 202(a)(4) of Regulation S-K to any disclosure of the Series B and C preferred stock.

Response: The Parties respectfully advise the Staff that the Proxy Statement/Prospectus reflects their belief that the rights evidenced by, or amounts payable with respect to, the shares of New Oracle common stock to be registered are not materially limited or qualified by the rights of the Series B and C preferred stock because all of the outstanding shares of such preferred stock is held by a wholly owned subsidiary of Oracle, which will never transfer the shares to a third party.

Where You Can Find More Information, page 102

9.	We have considered your response to comment 19 of our letter dated December 9, 2005, but are unable to concur with your conclusions. Rule 411 under the Securities Act states that in order for required information to be incorporated by reference the applicable form must provide for the Incorporation. Form S-4 does not appear to provide for incorporation by reference of Oracle’s information. In your response, you have indicated that tax and other considerations determined the ultimate structure of the transaction and essentially assert that incorporation by reference should be allowed because it would have been available had you used a different structure. We continue to believe that you should prepare your document in accordance with the transactional structure adopted. The physical presentation in the prospectus of information concerning Oracle appears most appropriate, given the fundamental importance of that information to the investment and voting decision the Siebel holders are asked to make.

Response: In response to the comment above and several phone conversations with the Staff, the Parties have included as annexes to Amendment No. 3 Oracle’s Annual Report on Form 10-K/A for the year ended May 31, 2005, Quarterly Report on Form 10-Q/A for the quarterly period ended August 31, 2005 and all Current Reports on Form 8-K filed with the SEC since the end of Oracle’s last

Mr. Mark P. Shuman	6	December 27, 2005
United States Securities and
Exchange Commission

fiscal year. In addition, the Parties have revised the text of the Proxy Statement/Prospectus throughout Amendment No. 3 to reflect that such filings may be found in the annexes to the Registration Statement.

Item 22. Undertakings.

10.	The undertaking set forth in Item 512(a) of Regulation S-K has recently been revised. Please update.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page II-4 of Amendment No. 3 in response to the Staff’s comment.

Form 8-K filed December 15, 2005

11.	We note the non-GAAP information included in the press release furnished by Oracle in the Form 8-K filed December 15, 2005. Oracle’s non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Following are such inconsistencies in greater detail:

•	Disclosure accompanying the presentation currently indicates that there are two non-GAAP measures—non-GAAP net income and non-GAAP diluted earnings per share. However, the presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP revenue, various non-GAAP operating expense items and non-GAAP income before provision for income taxes. Note that each line item, sub-total or total, for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

•	As each of the non-GAAP measures excludes items that are considered recurring in nature Oracle must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs.

•	We note no substantive disclosure that addresses the disclosures in Question 8 of the FAQ. For example, the disclosure does not explain the manner in which management uses each measure and the economic substance behind that decision, why it is useful to an investor to segregate business combination accounting and acquisition related expenses from GAAP results, or how your presentation enables an investor to compare

Mr. Mark P. Shuman	7	December 27, 2005
United States Securities and
Exchange Commission

results to periods prior to acquisitions. Further, a statement that “investors should be aware that the non-GAAP measures have inherent limitations” does not explain, in a meaningful way, the material limitations associated with each measure or the manner in which management compensates for such limitations.

Response: Oracle notes the Staff’s concerns in comments 11 and 12. Oracle believes that the non-GAAP information included in its December 15, 2005 8-K is consistent with the SEC’s guidance and requirements on non-GAAP disclosure and complies with Item 100(b) of Regulation G. However, in future 8-K filings Oracle will not include non-GAAP condensed consolidated statements of operations. In lieu thereof, Oracle will provide investors with supplemental information related to acquisition accounting that will be consistent with the disclosure appearing in Oracle’s 10-K/A and 10-Q/A under the caption “Supplemental Disclosure Related to Acquisition Accounting”.

12.	In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note the following:

•	Presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles;

•	The presentation includes the revenue stream from an acquired entity (PeopleSoft) but excludes material costs of acquiring that revenue stream; and

The deferred revenue adjustment included in the presentation appears to be more in the nature of a projection of future results than an adjustment that might be useful in analyzing or explaining the historical performance of Oracle.

Response: The Parties’ response to this comment is incorporated into their response to comment 11.

*   *   *   *   *

Mr. Mark P. Shuman	8	December 27, 2005
United States Securities and
Exchange Commission

If you have any questions regarding Amendment No. 3 or the responses herein provided, please call the undersigned at (650) 752-2003.

Sincerely,

/s/ William H. Aaronson
William H. Aaronson

Enclosures

cc w/enc:	Barbara Jacobs Mark Kronforst Chris Davis Daniel Lee (Securities and Exchange Commission)

Daniel Cooperman (Oracle Corporation)

George T. Shaheen (Siebel Systems, Inc.)

Eric C. Jensen (Cooley Godward LLP)